REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying statement of financial condition of Weitzel Financial Services, Inc. as of December 31, 2015, and the related statements of income, stockholder's equity, and cash flows for the fourteen months then ended. These financial statements are the responsibility of Weitzel Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weitzel Financial Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the fourteen months then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission has been subjected to the audit procedures performed in conjunction with the audit of Weitzel Financial Services, Inc.'s financial statements. The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission is the responsibility of Weitzel Financial Services, Inc.'s management. Our audit procedures included determining whether the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Nigl Accounting LLP

Oshkosh, Wisconsin
February 11, 2016

2450 WITZEL AVENUE | PO BOX 2485, OSHKOSH WI 54903-2485 | 920.651.9500 - FAX 920.651.9600 | NIGLACCOUNTING.COM

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